Mail Stop 3561

June 4, 2009

Darryn Barber
Chief Financial Officer and President
People's Liberation, Inc.
1212 S. Flower Street
5th Floor
Los Angeles, CA 90015

> **Re:** **People's Liberation, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-16075**

Dear Mr. Barber:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits, Financial Statement Schedules

1.   We note that Exhibit 10.2 is incorporated by reference, but not to the specific document and to the prior filing or submission in which the document was physically filed or submitted. In future filings, please comply with Item 10(d) of Regulation S-K.

2.   We note that the certifications required by Exchange Act Rule 13a-14(a) do not conform exactly to the form of certification in Item 601(b)(31)(i) of Regulation S-K. In future filings, please comply with Item 601(b)(31)(i) of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Darryn Barber
People's Liberation, Inc.
June 4, 2009
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any questions.

       Sincerely,

       John Reynolds
       Assistant Director